Gold Fields Limited Reg. No. 1968/004880/06) Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 ("Gold Fields", the "Company" or the "Group") GOLD FIELDS PUBLISHES ITS 2025 SUITE OF ANNUAL REPORTS Publication of the 2025 suite of annual reports and No change statement Shareholders are advised that the Company today, published its suite of annual reports for the financial year ended 31 December 2025 on www.goldfields.com. Gold Fields' suite of annual reports includes the following: • 2025 Integrated Annual Report (IAR), including the Remuneration Report • 2025 Annual Financial Report (AFR) containing the audited consolidated financial statements for the year ended 31 December 2025 (Audited Results); • 2025 Sustainability Report(SR); • Notice to Shareholders of the 2025 Annual General Meeting (AGM) (the Notice); • 2025 Tax Transparency Report; and • 2025 Mineral Resources and Mineral Reserves Supplement Furthermore, shareholders are advised that for the 2025 reporting year, the Company has adopted a revised approach to its sustainability reporting. The 2025 Sustainability Report is the first standalone sustainability report published by the Group. It replaces the previously issued separate Climate Change and Environment Report and Report to Stakeholders, consolidating these into a single, integrated sustainability report. This change reflects a deliberate move towards a more cohesive, strategy-aligned articulation of Gold Fields’ sustainability priorities, performance and commitments. In addition, the Group publishes the first Tax Transparency Report as part of our commitment to enhanced transparency and responsible corporate citizenship. The relevant documents will be posted by 30 March 2026 to shareholders who have elected not to receive communication electronically. The IAR, AFR and other reports incorporate all material aspects of the Group's business including detailed financial, operational and sustainable development information. The Audited Results contain no modifications to the reviewed financial results published on the Stock Exchange News Service on 19 February 2026. The AFR is also available on the JSE cloudlink: https://senspdf.jse.co.za/documents/2026/jse/isse/GFIE/AFR2025.pdf PwC Inc. has audited the financial statements for the year ended 31 December 2025 and their unqualified Independent Auditor's Report is included in the AFR. PwC Inc has also included the Independent Reporting Accountant's Assurance Report on the compilation of pro-forma financial information in the AFR. Gold Fields' Global Reporting Initiative Content Index 2026 is expected to be published in early April 2026. The Notice Notice is hereby given to shareholders that Gold Fields' AGM for the year ended 31 December 2025 will be held in person at 150 Helen Road, Sandown, Sandton on Thursday, 21 May 2026 at 14:00 South African Standard Time and by electronic participation via the electronic meeting platform (as permitted by the JSE Listing Requirements and the provisions of the Companies Act 71 of 2008, as amended (the Companies Act)), to transact the business as stated in the Notice. In terms of section 59(1) (b) of the Companies Act, the record date to be entitled to receive the Notice was Friday, 20 March 2026. The record date for the purpose of determining which shareholders are entitled to participate in and vote at the AGM (being the date on which a shareholder must be registered in the Company's securities register) is Friday, 15 May 2026. Therefore, the last day to trade in order to be registered in the Company's securities register as at the record date is Tuesday, 12 May 2026. Gold Fields Form 20-F Filing Gold Fields will also file its annual report on Form 20-F for the year ended 31 December 2025 with the US Securities and Exchange Commission on 30 March 2026. The document can be accessed on Gold Fields' website at https://www.goldfields.com/form-f20.php Gold Fields' shareholders (including holders of Gold Fields' American depositary shares) may also receive hard copies of the annual report on Form 20-F, which includes the audited financial statements, upon request. For a copy of the report, please contact Clair Ahmad at clair.ahmad@goldfields.com 30March 2026 Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd Investor and media enquiries: Jongisa Magagula Tel: +27 11 562 9775 Mobile: +27 82 562 5288 Email: Jongisa.Magagula@goldfields.com Email: investor.relations@goldfields.com Kershnee Govender Tel: +27 11 562 9700 Mobile: +27 83 564 4090 Email: kershnee.govender@goldfields.com Email: media@goldfields.com About Gold Fields Gold Fields is a globally diversified gold producer with nine mines in Australia, South Africa, Ghana, Chile and Peru and one project in Canada. The Company has total attributable annual gold-equivalent production of 2.44Moz, proved and probable gold Mineral Reserves of 48.3Moz, measured and indicated gold Mineral Resources for continuing operations of 31.6Moz (excluding Mineral Reserves) and inferred Gold Mineral Resources of 12.2Moz (excluding Mineral Reserves). Our shares are listed on the Johannesburg Stock Exchange (JSE) and our American depositary shares trade on the New York Exchange (NYSE).